SEC 15045147 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy D Boughton 412-288-6325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy D Boughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of February 23, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Treasurer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2014
with Exemption Report and Report of Independent Registered Public Accounting Firm

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Federated Securities Corp.

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Company) as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 23, 2015

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(dollars in thousands, except share data)

Current Assets:	
Cash equivalents	$ 822
Receivable from affiliates, net	15,897
Prepaid expenses	1,206
Other current assets	422
Total current assets	18,347
Long-Term Assets:	
Goodwill	1,831
Property and equipment, net of accumulated depreciation of $396	156
Long-term deferred tax asset, net	235
Total long-term assets	2,222
Total assets	$ 20,569
Liabilities:	
Total liabilities	$ 0
Shareholder's Equity:	
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding	17
Additional paid-in capital	14,072
Retained earnings	6,480
Total shareholder's equity	20,569
Total liabilities and shareholder's equity	$ 20,569

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014
(dollars in thousands)

Revenue:		
Service fees, net	$	62,727
Commission income		4,344
Total revenue		67,071
Operating Expenses:		
Compensation and related		74,662
Distribution		39,961
Advertising and promotional		11,128
Travel and related		8,831
Other		7,285
Expense reimbursement, net of charges, from affiliated companies		(76,096)
Total operating expenses		65,771
Operating income		1,300
Nonoperating Expense:		
Interest expense on long-term incentive program		300
Total nonoperating expense, net		300
Income before income taxes		1,000
Income tax provision		299
Net income	$	701

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2014	$ 17	$ 14,072	$ 5,779	$ 19,868
Net income	0	0	701	701
Balance at December 31, 2014	$ 17	$ 14,072	$ 6,480	$ 20,569

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014
(dollars in thousands)

Balance at January 1, 2014	$ 0
Additions and/or reductions	0
Balance at December 31, 2014	$ 0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014
(dollars in thousands)

Operating Activities:		
Net income	$	701
Adjustments to reconcile net income to net change in cash equivalents from operating activites:		
Depreciation		68
Benefit from deferred income taxes		(108)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(661)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		822
Cash equivalents, end of year	$	822

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Investors, Inc. (Federated). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds. The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the fact that the Company's operations are managed as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is available. The Company uses a two-step process to test for and measure impairment which begins with an estimation of the fair value of its reporting unit. If the Company's fair value falls to a level below its recorded book value of equity, the Company's goodwill would be considered for possible impairment. Management has concluded that goodwill is not impaired as of December 31, 2014.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(e) Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. The Company also receives underwriter commissions related to the distribution of certain class A shares. Revenue is recognized during the period in which the services are performed. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields on certain money market funds or to meet contractual requirements. The Company waived service fees of $173.2 million for the year ended December 31, 2014. During 2014, of the total waived service fees, waivers to maintain positive or zero net yields on certain money market funds distributed by the Company totaled $131.1 million and were partially offset by a related reduction in distribution expenses of $130.0 million such that the net pre-tax impact to the Company was $1.1 million in reduced operating income. Service fees and distribution expenses are shown net of these waivers in the Statement of Income.

(f) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $1.9 million for the year ended December 31, 2014. This was included in Advertising and promotional expense on the Statement of Income.

(g) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated's consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(h) Other Comprehensive Income

For the year ended December 31, 2014, there were no effects of other comprehensive income.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

Revenue Recognition

On May 28, 2014, the Financial Accounting Standards Board issued as final, Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes virtually all existing revenue recognition guidance under GAAP. The update's core principal is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The update is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016 and prohibits early adoption. The update allows for the use of either the retrospective or modified retrospective approach of adoption. Management is currently evaluating the available transition methods and the potential impact of adoption on the Company's Financial Statements.

(3) CONCENTRATION RISK

Approximately 47% of the Company's total revenue for 2014 was derived from services provided to three Federated-sponsored funds, the Federated Kaufmann Fund, the Federated Strategic Value Dividend Fund and the Federated Capital Income Fund. A significant and prolonged decline in assets under management in these funds could have a material adverse effect on the Company's future revenues.

(4) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. The Company measures certain financial and nonfinancial assets and liabilities, if any, at fair value on a recurring basis using inputs that may be observable or unobservable. Observable inputs reflect quoted market prices obtained from active markets (Level 1), while unobservable inputs reflect the Company's market assumptions. The Company had no assets or liabilities classified as Level 2 or Level 3 within the fair value hierarchy as of December 31, 2014.

Cash equivalents totaled $0.8 million as of December 31, 2014 and represents an investment in a money market fund. Investments in the money market fund are valued using the market approach through the use of quoted market prices in an active market, which is the net asset value of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

(5) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including distribution and compensation and related benefits, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which are allocated to the Company, amounted to $27.6 million for the year ended December 31, 2014 and were recorded in Expense reimbursement, net of charges, from affiliated companies on the Statement of Income.

(5) TRANSACTIONS WITH RELATED PARTIES, continued

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $103.7 million were accrued and recorded in Expense reimbursement, net of charges, from affiliated companies in the Statement of Income for the year ended December 31, 2014.

The Company sells to another indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges relating to Class B and Class C shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2014 were $19.6 million. No gain or loss was recorded by the Company as a result of these sales.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and was partially offset by intercompany payables related to the above mentioned transfer agreement and expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(6) PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions for a total possible match of 4%. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $971 thousand for the year ended December 31, 2014 and were recorded in Compensation and related expense.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has worked at least 1,000 hours per year for two years. Upon completion of this initial service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in the profit sharing plan if the employee is employed on the last day of the year and has worked at least 500 hours for the year. The profit sharing plan is a defined contribution plan to which Federated may contribute amounts as authorized by its board of directors. Federated made no contributions to the profit sharing plan in 2014.

(7) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2014:

(in thousands)	Current	Deferred	Total
Federal	$ 406	$ (29)	$ 377
State	1	(79)	(78)
Total	$ 407	$ (108)	$ 299

The Company's effective income tax rate for the year ended December 31, 2014 was 29.9%. This rate is lower than the Company's 35% federal statutory income tax rate primarily as a result of the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in Receivable from affiliates, net.

The Company's deferred tax assets totaled approximately $1.6 million at December 31, 2014 and are primarily related to state tax net operating loss carryforwards. A valuation allowance has been recognized for approximately $1.3 million of the Company's deferred tax assets due to management's belief that it is more likely than not that the Company will not realize the full benefit of these state tax net operating loss carryforwards. Management decreased this valuation allowance by $99 thousand during 2014 as a result of its revised estimate of the amount that will be realized prior to expiration. The Company's state tax net operating loss carryforwards underlying the resulting net deferred tax assets will substantially expire in 2018. The Company did not have any material deferred tax liabilities at December 31, 2014.

The Company files annual income tax returns in various U.S. state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2014, nor were there any material changes during 2014. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2014, the Company had no aggregate indebtedness and net capital of approximately $806 thousand, which was $781 thousand in excess of its required net capital of $25 thousand.

(9) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2014.

Federated has claims asserted and threatened against it from time to time. For information regarding claims against Federated refer to the December 31, 2014 Form 10-K Item 1A – Risk Factors and Note (18) to Item 8 – Financial Statements and Supplementary Data. Federated makes available, free of charge on its website, www.FederatedInvestors.com, its annual report on Form 10-K.

Supplemental Information

FEDERATED SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2014
(dollars in thousands)

Computation of net capital:		
Shareholder's equity		$ 20,569
Deductions and/or charges:		
Nonallowable assets	$ 19,747	
Haircut on securities owned	16	19,763
Net capital		$ 806
Aggregate indebtedness		$ 0
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 25
Excess net capital		$ 781
Ratio of aggregate indebtedness to net capital		0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

FEDERATED SECURITIES CORP.
EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4)
YEAR ENDED DECEMBER 31, 2014

Federated Securities Corp.'s Exemption Report

Federated Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Federated Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremy D Boughton

Title: AssistantTreasurer

Date of Report: 2/23/2015

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Federated Securities Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2015

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Federated Securities Corp.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Federated Securities Corp. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2014 through December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Identified no assessment balance due which would require us to compare the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on SIPC-7 tie-out schedule derived from the FOCUS reports with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2014 through December 31, 2014.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the Company's Focus Income Statement.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2015